Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        Xm Satellite Radio Holdings, Inc.
                                  Common Stock
                             CUSIP Number 983759101

Date of Event Which Requires Filing of this Statement:     December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ X   ]     Rule 13d-1(b)
          [     ]     Rule 13d-1(c)
          [     ]     Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 983759101

          1)   Name of reporting person:
                 Legg Mason Funds Management, Inc.
                Tax Identification No.:
                 52-2268681

          2)   Check the appropriate box if a member of a group:
                        a)  x
                        b)  n/a

          3)    SEC use only

          4)    Place of organization: Maryland

Number of shares beneficially owned by each reporting person with:
           5) Sole voting power:              - 0 -
           6) Shared voting power:          3,868,655
           7) Sole dispositive power:         - 0 -
           8) Shared dispositive power:     3,868,655

           9) Aggregate amount beneficially owned by each reporting person:
                        3,868,655

           10)Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

           11)Percent of class represented by amount in row (9):
                           2.59%

           12)Type of reporting person: IA, CO

CUSIP No. 983759101

             1)  Name of reporting person:
                     LMM, LLC
                 Tax Identification No.
                     52-2204753

             2)  Check the appropriate box if a member of a group:
                     a) x
                     b) n/a

              3) SEC use only

              4) Place of organization: Maryland

Number of shares beneficially owned by each reporting person with:
               5) Sole voting power:              - 0 -
               6) Shared voting power:          3,600,000
               7) Sole dispositive power:        - 0 -
               8) Shared dispositive power:     3,600,000

               9) Aggregate amount beneficially owned by each reporting erson:
                         3,600,000

               10)Check the aggregate amount in row (9) excludes certain shares:
                          n/a

               11)Percent of class represented by amount in row (9):
                          2.41%

               12)Type of reporting person:
                          IA,OO

CUSIP No. 983759101

                1) Name of reporting person:
                      Legg Mason Capital Management, Inc.
                   Tax Identification No.:
                      52-1268629

                2) Check the appropriate box if a member of a group:
                      a) x
                      b) n/a

                3)  SEC use only

                4)  Place of organization:
                                    Maryland

Number of shares beneficially owned by each reporting person with:
               5)     Sole voting power:              - 0 -
               6)     Shared voting power:           501,500
               7)     Sole dispositive power:         - 0 -
               8)     Shared dispositive power:      501,500

               9)     Aggregate amount beneficially owned by each
                      reporting person:
                           501,500

               10) Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

               11)    Percent of class represented by amount in row (9):
                           0.34%

               12)    Type of reporting person:
                           IA, CO

CUSIP No. 983759101

                1)  Name of reporting person:
                          Legg Mason Focus Capital, Inc.
                    Tax Identification No.:
                          52-2311719

                2)  Check the appropriate box if a member of a group:
                          a) x
                          b) n/a

                3)  SEC use only

                4)  Place of organization:
                         Maryland

Number of shares beneficially owned by each reporting person with:
               5)     Sole voting power:             - 0 -
               6)     Shared voting power:            17,525
               7)     Sole dispositive power:         - 0 -
               8)     Shared dispositive power:       17,525

               9)     Aggregate amount beneficially owned by each
                      reporting person:
                             17,525

               10) Check if the aggregate amount in row (9) excludes certain shares:
                              n/a

               11)    Percent of class represented by amount in row (9):
                              0.01%

               12)    Type of reporting person:
                              IA, CO

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Item 1a)     Name of issuer:
               Xm Satellite Radio Holdings, Inc.

Item 1b)     Address of issuer's principal executive offices:
               1500 Eckington Place, NW
               Washington, DC 20002

Item 2a)     Name of person filing:
               Legg Mason Funds Management, Inc.
               LMM, LLC
               Legg Mason Capital Management, Inc.

Item 2b)     Address of  principal business office:
                100 Light Street
                Baltimore, MD  21202

Item 2c)     Citizenship:
                    Legg Mason Funds Management, Inc. - Maryland corporation LMM, LLC - Maryland limited liability company
                    Legg Mason Capital Management, Inc. - Maryland corporation

Item 2d)     Title of class of securities:
                    Common Stock

Item 2e)     CUSIP number:     983759101

Item 3) If this statement is filed pursuant to Rule 13d-1(b), or
               13d-2(b), check whether the person filing is a:
        (a)[ ] Broker or dealer under Section 15 of the Act.
        (b)[ ] Bank as defined in Section 3(a)(6) of the Act.
        (c)[ ] Insurance Company as defined in Section 3(a)(6) of the Act.
        (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
        (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
        (f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
        (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
        (h)[X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4)     Ownership:

              (a) Amount beneficially owned: 7,987,680

              (b) Percent of Class: 5.35%

              (c) Number of shares as to which such person has:
                    (i)   sole power to vote or to direct the vote:
                                       -  0 -
                   (ii)  shared power to vote or to direct the vote:
                                       7,987,680
                   (iii) sole power to dispose or to direct the disposition of:
                                        - 0 -
                    (iv) shared power to dispose or to direct the disposition of
                                       7,987,680

Item 5) Ownership of Five Percent or less of a class:
                          n/a

Item 6) Ownership of more than Five Percent on behalf of another person:

Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer. No account owns more than 5% of the shares outstanding.

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                          n/a

Item 8)     Identification and classification of members of the group:
                        Legg Mason Funds Management, Inc.-investment adviser LMM, LLC-investment adviser
                        Legg Mason Capital Management, Inc.-investment adviser

Item 9)     Notice of dissolution of group:
                          n/a

Item 10)    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              --------------------------------
              Date - February 13, 2004

Legg Mason Funds Management, Inc.


By___________________________________________
Jennifer Murphy, Senior Vice President

LMM, LLC


By____________________________________________
Jennifer Murphy, Chief Operations Officer

Legg Mason Capital Management, Inc.


By___________________________________________
Andrew J. Bowden, Senior Vice President


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
        This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each member of the group identified in Item 8.

Legg Mason Funds Management, Inc.


By____________________________________________
Jennifer Murphy, Senior Vice President

LMM, LLC


By____________________________________________
Jennifer Murphy, Chief Operations Officer

Legg Mason Capital Management, Inc.


By_____________________________________________
Andrew J. Bowden, Senior Vice President